April 10, 2026

Heather Turner
Chief Executive Officer
LB Pharmaceuticals Inc
One Pennsylvania Plaza, Suite 1025
New York, NY 10119

       Re: LB Pharmaceuticals Inc
           Registration Statement on Form S-1
           Filed April 6, 2026
           File No. 333-294900
Dear Heather Turner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Brandon Fenn, Esq.